Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Management’s Discussion & Analysis

For the three and six months ended July 31, 2017

4	Overview

17	Consolidated Performance Review

21	Segment Performance Review

32	Liquidity and Capital Resources

36	Quarterly Financial Highlights

37	Non-IFRS Financial Measures

46	Other Information and Advisories

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	1

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Introduction and Cautions

Introduction

This management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation and its subsidiaries (“DDC,” “the Company,” “we,” “us” or “our”) includes information that will help you understand management’s perspective of the unaudited condensed consolidated interim financial statements and notes for the three and six months ended July 31, 2017, and the Company’s financial position as at July 31, 2017. The information is based on what we knew as of September 6, 2017 and updates our annual MD&A included in our fiscal 2017 Annual Report. This MD&A is a supplement to and should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto for the three and six months ended July 31, 2017 and with our audited consolidated financial statements for the year ended January 31, 2017.

The unaudited condensed consolidated interim financial statements are expressed in United States (“US”) dollars, which is our functional currency, and prepared in accordance with International Accounting Standard 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, all financial information is presented in US dollars. Unless otherwise indicated, all references to (i) “second quarter,” “Q2 fiscal 2018” and “Q2 2018” refer to the three months ended July 31, 2017; (ii) “Q2 fiscal 2017” and “Q2 2017” refer to the three months ended July 31, 2016; (iii) “YTD Q2 fiscal 2018” and “YTD Q2 2018” refer to the six months ended July 31, 2017; and (iv) “YTD Q2 fiscal 2017” and “YTD Q2 2017” refer to the six months ended July 31, 2016.

Caution Regarding Forward-Looking Information

This MD&A includes statements and information about our expectations for the future which constitute forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “foresee,” “appears,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue,” “objective,” “modelled,” “hope,” “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information represents our current views and can change significantly.

Forward-looking information included in this MD&A relates to management’s strategy, plans, future outlook and anticipated events or results and includes, but is not limited to:

  statements or information regarding plans for mining, development, production, reclamation and exploration activities at our mineral properties;
  projected capital expenditure requirements, liquidity and working capital requirements;
  estimated mineral reserves and resources and production from the Ekati Diamond Mine and Diavik Diamond Mine;
  expectations concerning the diamond industry and diamond pricing;
  outcome of the July 15, 2017 arrangement agreement (“Arrangement”) between DDC and The Washington Companies
  (“Washington”) under which an entity affiliated with Washington will acquire all of DDC’s outstanding common shares for $14.25 per share in cash; and
  outlook for our Ekati Diamond Mine and Diavik Diamond Mine segments and other forward-looking information as set out under “Business Outlook.”

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A, including, among other things:

  mining methods and the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine;
  mining, production, construction and exploration activities at our mineral properties;
  the timely receipt of required regulatory approvals;
  currency exchange rates;
  estimates related to the capital expenditures required to bring the Jay, Sable, Misery Deep and A-21 pipes into production;
  required operating and capital costs, labour costs and fuel costs;
  world, China, India and US economic conditions;
  future diamond prices and demand for diamond jewelry; and
  the level of worldwide diamond production.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	2

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

While we consider these assumptions to be reasonable based on the information currently available to us, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect. These factors include, among other things:

  the uncertain nature of mining activities, including risks associated with underground construction and mining operations;
  risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures;
  risks associated with the estimates related to the capital expenditures required to bring the Jay, Sable, Misery Deep and A-21 pipes into production;
  the risk that Rio Tinto plc, the operator of the Diavik Diamond Mine, may make changes to the mine plan, and other risks arising because of the nature of joint venture activities;
  risks associated with the remote location of, and harsh climate at, our mineral property sites;
  variations in mineral resource and mineral reserve estimates or expected recovery rates;
  failure of plant, equipment or processes to operate as anticipated;
  risks resulting from macro-economic uncertainty in financial markets and other world economic conditions;
  risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals and permits;
  the risk that future diamond price assumptions may prove to be incorrect;
  modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators;
  delays in obtaining approvals and lease renewals;
  the risk of fluctuations in diamond prices and changes to consumer demand in the principal markets of US, China and India;
  the risk of increased demand for synthetic diamonds or the presence of undisclosed synthetic diamonds in jewelry, negatively impacting demand for diamond jewelry;
  uncertainty as to whether dividends will be declared by our Board of Directors or whether our dividend policy will be maintained;
  the risk of fluctuations in the Canadian/US dollar exchange rate;
  cash flow and liquidity risks; and
  uncertainties related to the satisfaction of the conditions to complete the Arrangement including the approval of the Arrangement by Shareholders and the Court, the receipt of the Regulatory Approvals, the Company having a minimum cash balance, the anticipated Effective Date of the Arrangement and the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement, the delay in or increase in cost of completing the Arrangement and the failure to complete the Arrangement for any other reason.

Please see page 46 of this MD&A, as well as our current Annual Information Form available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in our operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A; they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. We use forward-looking statements because we believe such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and caution readers that the information may not be appropriate for other purposes. While we may elect to do so, we are under no obligation and do not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Caution Regarding Non-IFRS Measures

We use a number of financial measures including cash cost and total cost of production, cash cost and total cost per tonne processed, cash cost and total cost per carat produced, cash cost and total cost of sales per carat sold, EBITDA and EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, free cash flow, cash from operating activities before changes in non-cash operating working capital, sustaining capital expenditure, and growth and exploration capital expenditure to monitor and evaluate our performance. These measures are not prescribed by International Financial Reporting Standards (“IFRS”) and will differ from measures determined in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of each such measure to its most directly comparable measure calculated in accordance with IFRS.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	3

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Overview

Operating and Financial Highlights
(All dollar figures are in United States dollars unless otherwise indicated)

We are a Canadian company focused on the mining and marketing of rough diamonds to the global market. We have interests in two producing diamond mines and a pipeline of development and exploration projects in the Northwest Territories in Canada. We also have sorting and related sales operations in Canada, Belgium and India. In Q2 fiscal 2018, on a consolidated basis (Ekati Diamond Mine 100% and Diavik Diamond Mine 40%), production was 2.6 million carats, sales were 3.6 million carats, and the average price per carat sold was $66 per carat.

(i)

The terms “cash cost per carat produced,” “total cost per carat produced,” “cash cost of sales per carat sold” and “total cost of sales per carat sold” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Our consolidated cash cost and total cost per carat produced were $36 and $64, respectively, in the second quarter of fiscal 2018, reflecting the processing of relatively high-grade ore. The consolidated cash cost of sales per carat sold was $32 during the quarter.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	4

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Highlights

(in millions of US dollars, except where otherwise noted)	Three months ended		Six months ended

Operating	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016

Tonnes processed (000s)	1,209	815	2,328	2,010

Carats produced (000s)	2,564	1,488	4,710	3,318

Cash cost per tonne processed(i) ($/tonne)	$74	$82	$79	$81

Total cost per tonne processed(i) ($/tonne)	$136	$141	$142	$134

Cash cost per carat produced(i) ($/carat)	$36	$47	$41	$51

Total cost per carat produced(i) ($/carat)	$64	$77	$70	$81

Financial	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016

Sales	$239.8	$160.0	$450.8	$338.2

Carats sold (000s)	3,643	1,341	5,976	3,940

Average price per carat sold ($/carat)	$66	$119	$75	$86

Cash cost of sales per carat sold(i) ($/carat)	$32	$74	$37	$58

Gross margin (%)	16%	1%	15%	(5% )

Net income (loss)	$31.1	$(37.9)	$23.2	$(43.2)

Adjusted EBITDA(i)	$115.2	$38.6	$212.2	$92.9

Adjusted EBITDA margin(i) (%)	48%	24%	47%	27%

Earnings (loss) per share attributable to shareholders ($/share)	$0.39	$(0.39)	$0.29	$(0.40)

Cash from operating activities before changes in non-cash operating working capital(i)	$63.9	$23.9	$137.4	$35.1

Capital expenditures (sustaining capital)	$32.5	$22.3	$80.4	$50.0

Capital expenditures (growth capital)	$27.0	$46.2	$56.3	$130.3

Free cash flow(i)	$42.8	$(20.9)	$27.3	$(110.9)

(i)

The terms “cash cost per tonne processed,” “total cost per tonne processed,” “cash cost per carat produced,” “total cost per carat produced,” “cash cost of sales per carat sold,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “cash from operating activities before changes in non-cash operating working capital” and “free cash flow” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Carats produced were strong in the second quarter of fiscal 2018 due to the processing of high-grade Misery Main ore at the Ekati Diamond Mine. Carats produced were negatively influenced in Q2 fiscal 2017 by the process plant fire at the Ekati Diamond Mine that occurred on June 23, 2016 and resulted in the suspension of processing for approximately three months. Mining performance was strong in Q2 fiscal 2018 at the Ekati Diamond Mine and Diavik Diamond Mine as was safety and environmental performance.

Consolidated sales were also strong in the second quarter of fiscal 2018 with an improved gross margin over the comparable period in the previous year. The improvement was largely attributable to the sale of diamonds recovered from higher value kimberlite pipes at the Ekati Diamond Mine, combined with continued strong performance from the Diavik Diamond Mine. During the first half of fiscal 2018, both sales and gross margin were further strengthened by the auction of approximately $40 million of high value fancy coloured and large diamonds, primarily produced from the Ekati Diamond Mine.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	5

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Who We Are and What We Do

Dominion Diamond Corporation is Canada’s largest independent diamond producer and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. Our diamonds are natural and responsibly mined in Canada. We own a controlling interest in and operate the Ekati Diamond Mine and we also hold a 40% ownership interest in the Diavik Diamond Mine, which is operated by Rio Tinto plc. Both mines are located in the Lac de Gras region in the Northwest Territories of Canada. Our diamond sorting facilities are located in Toronto, Canada, and in Mumbai and Visag, India, and we sell our diamonds in the two global centres of the diamond trade – Mumbai, India, and Antwerp, Belgium.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	6

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	77

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

# The Diamond Business Cycle

PRODUCTION AND PROCESSING
MINING OPERATIONS AND DEVELOPMENT/ EXPLORATION PROJECTS
• Wide range of grades and values per tonne
STOCKPILED ORE
PROCESS PLANT
• Extraction of diamonds
• Year-round operations
SORTING
3 months
SORTING FACILITY
Work-in-Progress Inventory
Valuation
• Size (carats)
• Colour
• Clarity
• Shape (cut)
11,000 Price Points
Available-for-Sale Inventory
SALES AND MARKETING
SALES PARCELS
• Customization
• Marketing and Branding
• Certification
• Downstream Relationships
• Feedback and Market Intelligence
• 10 Sales per Year
Manufacturers
Retailers
End Consumers
Feedback and Demand

CANADAMARK

There are three stages of our diamond business cycle: **mining, sorting and selling.**

The **mining** process consists of ore extraction and processing to separate the rough diamonds from their host kimberlite material. This process is performed continuously throughout the year.

The **sorting** process refers to the classification of diamonds by carat (size), colour, clarity and shape. Rough diamonds are sorted into one of 11,000 price points at our facilities in Toronto, Mumbai and Visakhapatnam. Diamonds in the sorting and valuation process are part of work-in-progress inventory. Once sorting and valuation are substantially completed, the diamonds become available-for-sale inventory. This process takes approximately three months, resulting in a lag between production and sales. As such, the timing of sales does not match the timing of production. In addition, due to the time required for initial sorting and valuation, carats transferred to available-for-sale diamond inventory in a given period will differ from the number of carats produced by the mine in that period.

The **sales** process consists of combining rough diamonds with similar characteristics into sales parcels in our Antwerp and Mumbai offices, marketing, and selling the parcels on a contractual basis to a wide range of clients, including diamond polishers (manufacturers), traders and integrated companies that have polishing and jewelry retailing operations. Sales are tailored to the specific needs of the client and marketplace. As there are 10 sales per year, the number of sales each quarter is not the same – typically two sales occur in the first and third fiscal quarters, with three sales in the second and fourth fiscal quarters. The carats sold in any period do not match production, and will be weighted to higher or lower value diamonds depending on seasonal demand. Sales may be timed to take advantage of strength in a particular segment of the market.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	8

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Corporate Developments

On January 31, 2017, we announced that Mr. Brendan Bell will step down from his role as Chief Executive Officer (CEO) of the Company and as a member of the Board of Directors. Mr. Bell has agreed to continue to serve in his role as CEO pending the expected completion of the Arrangement.

On March 31, 2017, we announced that we had filed an updated technical report under National Instrument 43-101 for the Diavik Diamond Mine with an effective date of January 31, 2017 (“2017 Technical Report”). The 2017 Technical Report reflects a 16% increase in mineral reserves, or an increase of 6.3 million carats, for the calendar year 2017 through the end of mine life compared to the comparable period in the previous technical report. The 2017 Technical Report also reflects an extension of the mine life from calendar 2023 to calendar 2025 and an after-tax net present value of approximately $2.6 billion at a 7% discount rate, based on the assumptions and analysis contained therein.

On May 23, 2017, we announced positive results of a pre-feasibility study on the development of an underground operation below the Misery open pit at the Ekati Diamond Mine. See the section “Development Projects” for additional detail.

On June 5, 2017, we reached an agreement with Archon Minerals Limited (“Archon”) to convert Archon’s participating interest in the Buffer Zone at the Ekati Diamond Mine to a royalty equal to 2.3% of all future gross revenue from diamonds produced from the Buffer Zone. As a result of this transaction, our ownership interest in the Buffer Zone increased to 100.0% . We had previously determined on February 1, 2017 that our participating interest in the Buffer Zone had increased from 65.3% to 72.0%, in accordance with the Buffer Zone Joint Venture agreement. The increase in ownership resulted from the decision of Archon not to participate in the full fiscal year 2017 capital program for the Buffer Zone. We funded those elements of the program that were not funded by Archon.

On July 7, 2017, the Minister of Environment and Natural Resources, Government of the Northwest Territories, approved the Type A Water Licence for the Ekati Diamond Mine, including the Jay Project. This followed the amendment of the Type A Water Licence by the Wek’èezhìi Land and Water Board (“WLWB”) in May 2017 to include the Jay Project. See the section “Development Projects” for additional detail.

On July 15, 2017, DDC and The Washington Companies (“Washington”) entered into an Arrangement under which an entity affiliated with Washington will acquire all of the outstanding common shares of DDC for $14.25 per share in cash for a total consideration of approximately $1.2 billion. This Arrangement completed a strategic review process commenced in March 2017 to explore strategic alternatives focused on maximizing shareholder value. Under the Arrangement, all of our outstanding share-based awards including stock options, restricted share units, performance share units and deferred share units will be deemed vested and transferred to the Company in exchange for a cash payment to the holders. The Arrangement remains subject to a number of closing conditions, including shareholder approval, court approval, and applicable government and regulatory approvals and is anticipated to be completed in the fourth quarter of calendar 2017. The Arrangement is also subject to our having a minimum cash balance of $150 million if closing is on or before November 30, 2017, or $200 million if closing is after November 30, 2017. If the Arrangement is not completed as a result of a superior proposal, or in certain other circumstances, we will be required to pay Washington a termination fee equal to $43.9 million. In connection with the transaction, we have suspended the declaration and payment of dividends and have terminated our normal course issuer bid (“NCIB”).

Additional information and the full text of the Arrangement are included in our Management Information Circular dated August 15, 2017, which is filed on SEDAR at www.sedar.com.

On September 6, 2017, we announced results of a preliminary economic assessment on the development of an underground operation below the Fox open pit at the Ekati Diamond Mine. See the section “Development Projects” for additional detail.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	9

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Business Outlook

Market and Diamond Price Update

The momentum of demand in the rough diamond market that was evident in the first quarter of calendar 2017 continued into the second quarter and then slowed for the traditionally quieter summer period. One notable area of demand in the rough market was for the commercial and cheaper ranges of goods as factories returned to full production after the disruption caused by the demonetization of the Indian rupee in November 2016 and the ensuing hiatus in trading activity.

The challenges in the US retail market continued to cause some concern despite a positive JCK Las Vegas Jewelry show which was driven by the more active smaller chains and independents rather than the larger chains that are going through a period of restructuring. While demand remained flat in the US, demand from both China and India continues to grow. In China and Hong Kong, sales have improved significantly which bodes well for the business in the third and fourth quarters, and Indian retail is ramping up to what is expected to be a positive Diwali and wedding season from October until January.

In the table below, we have modelled the approximate rough diamond average price per carat for each Ekati and Diavik kimberlite process plant feed type based on the average prices per carat achieved in our July 2017 sale.

In the first half of fiscal 2018, and as we expected, full trading liquidity has returned to all segments of the market as the effects of the demonetization of the Indian rupee abated. Prices for higher value goods were not as significantly influenced by demonetization and have remained relatively stable. Prices of brown goods exhibited very strong price appreciation from depressed levels earlier in the year. Lastly, prices have partially recovered for smaller white goods, although not to the same extent as for brown goods. Overall, this has led to an increase in average prices of approximately 3% from the February 2017 sale for Ekati feed types and flat average prices for Diavik feed types during the same period.

Average price changes represent an aggregate net change in prices for all goods from each feed type, both higher value and lower value. Prices for the higher value and lower value market segments can move independently of one another, depending on relative demand. As such, strengthening prices in one market segment can offset weakening prices in another, resulting in minimal average price change.

In addition to changes in market prices, our average prices per carat by process plant feed type are periodically updated as a result of production trials whereby diamonds are recovered from batch processing of unblended ore in order to monitor their average volume, size and quality distribution. Production trials were completed for Pigeon and Misery Main in fiscal 2017 and for Koala underground in May 2017. The results of the Koala-only production trial (stone frequency and quality distributions) were finalized in August 2017. The results of the trial indicated that the quality assortment and overall volume (grade) of Koala underground diamonds recovered were as expected. However, the relative volume of carats in the smaller size categories was higher than expected. As a result of the production trial, the average price per carat for Koala underground for the remainder of FY18 was revised to $207 per carat.

		July 2017 sales
		cycle average price
Mine	Feed type	per carat
Ekati Diamond Mine	Koala	$207
	Misery Main	56
	Misery Southwest Extension	40
	Pigeon	144
Diavik Diamond Mine	A-154 South	111
	A-154 North	147
	A-418	80
	COR	40

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	10

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Mining Operations

Our mining operations are located in Canada’s Northwest Territories. At the Ekati Diamond Mine, the Koala, Misery, Pigeon and Lynx kimberlite pipes are currently in production. Additional material is sourced as necessary from the Misery Satellites (Misery South and Misery Southwest pipes) and coarse ore rejects (“COR”), which are not classified as mineral reserves and do not have demonstrated economic viability. We hold a 40% ownership interest in the Diavik Diamond Mine where there are three pipes currently in production: A-418, A-154 South and A-154 North. We are also advancing a number of exploration and development projects at both mines.

NORTHWEST TERRITORIES, CANADA

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	11

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

In fiscal 2018, we expect to recover 7.5 –8.0 million carats at the Ekati Diamond Mine from 3.7 –4.0 million tonnes processed (on a 100% basis) and in calendar 2017, we expect to recover 7.2 –7.6 million carats at the Diavik Diamond Mine from 2.0 –2.2 million tonnes processed (on a 100% basis). Mining activities by kimberlite pipe as well as the approximate proportions of processed material and recovered carats that are expected to be sourced from each kimberlite pipe in fiscal 2018 for the Ekati Diamond Mine and calendar 2017 for the Diavik Diamond Mine are indicated in the table below.

							% of tonnes	% of carats
Mine	Pipe		Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	processed	produced
Ekati	Misery Main	Open pit	Continuing production				35%	80%
Diamond	Koala	Underground	Continuing production				35%	8%
Mine	Pigeon	Open pit	Continuing production				20%	5%
	Misery	Open pit	Continuing production				5%	2%
	Southwest
	Lynx	Open pit	Waste stripping	First ore	Continuing production		5%	5%
	Sable	Open pit	Site construction		Waste stripping		–	–
Diavik	A-154 South	Underground	Continuing production				20%	20%
Diamond	A-154 North	Underground	Continuing production				35%	25%
Mine	A-418	Underground	Continuing production				45%	55%
	A-21	Open pit	Dike completion		De-watering	De-watering	–	–
						Waste stripping

At the Ekati Diamond Mine, we plan to mine 28–30 million total tonnes in fiscal 2018. Construction at the Sable pipe was completed significantly ahead of schedule and waste stripping activities have been prioritized at that pipe in the second half of fiscal 2018 with a corresponding reduction in waste stripping activities at the Lynx and Pigeon pipes. Based on the results of a positive pre-feasibility study and following a decision in June 2017 to proceed with the development of an underground operation below the Misery Main open pit, we have revised our processing plan for the remainder of fiscal 2018 and expect to process more high value Misery Main and Koala ore in the second half of fiscal 2018, displacing lower value Pigeon and Misery Southwest material. Due to Misery Main being a higher grade ore source, this has resulted in an increase in expected carats produced in fiscal 2018. Processing of Lynx ore commenced in August 2017 and the recovery of diamonds from the Lynx pipe is expected to be completed in Q3 fiscal 2018.

A fines dense media separation (“Fines DMS”) unit was commissioned at the Ekati Diamond Mine in Q4 fiscal 2017 in order to improve the recovery of small diamonds. In Q1 fiscal 2018, the unit ramped up to its design throughput; however, the recovery of small diamonds did not initially meet our expectations. We continue to make improvements and have noted higher recovery in Q2 fiscal 2018. We expect the recovery to improve through the second half of the year. The small diamonds that were planned to have been recovered through Fines DMS in fiscal 2018 were relatively low in value. As such, the reduced recoveries of small diamonds experienced in the first half of fiscal 2018 has a minimal influence on the expected total value recovered.

Both the production guidance and approximate proportions of tonnes processed and carats produced per pipe reflect the operating case at the Ekati mine; this includes the Misery Southwest pipe which is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the operating case will be realized.

We prepared and verified the foregoing scientific and technical information for the Ekati Diamond Mine under the supervision of Chantal Lavoie, P. Eng., Chief Operating Officer, and President of Dominion Diamond Ekati Corporation (DDEC). Mr. Lavoie is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

At the Diavik Diamond Mine, underground mining will continue at A-418, A-154 South and A-154 North pipes. In calendar 2017, we expect to mine 2.1 –2.3 million tonnes (on a 100% basis). The ore sources expected to be processed and volume of carats produced continue to be in line with our original expectations.

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	12

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Financial Outlook

(in millions of United States dollars, except where otherwise noted)

	Ekati (100%	)	Diavik (40%	)	Consolidated Fiscal 2018
Sales	$595–625		$300–330		$895–955
Adjusted EBITDA(i)	300–330		185–205		465–515
Depreciation and amortization	225–250		85–95		310–345
Average price per carat sold	60–75		90–105		70–85

(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Sales are expected to be between $895 million and $955 million with strong sales experienced in the first half of the year continuing throughout the remainder of fiscal 2018. Previous guidance for sales for fiscal 2018 was between $875 million and $975 million. Sales are expected to continue to benefit from a return in demand for the commercial and cheaper ranges of goods experienced in the first half of fiscal 2018 as well as ongoing sales of fancy coloured diamonds recovered from the Ekati Diamond Mine. These positive developments have been offset by our downward revision of the estimated average value per carat for diamonds recovered from Koala underground. In line with the improvement in demand for smaller and brown goods experienced in the first half of fiscal 2018, we expect a greater volume of sales in these segments than originally planned and have reduced our expected average price per carat sold for both Ekati and Diavik.

Adjusted EBITDA is expected to be between $465 million and $515 million, compared to our original guidance of between $475 million and $560 million. While our guidance for the Diavik segment remains unchanged, Adjusted EBITDA for the Ekati segment has been reduced by a downward revision of the estimated value per carat for Koala underground, influencing both gross margin and Adjusted EBITDA in that segment. Guidance ranges reflect continued strong cost controls at both the Ekati Diamond Mine and Diavik Diamond Mine.

Unit cost production guidance for each of the Ekati and Diavik Diamond Mines is indicated in the table below. Per carat metrics in any particular quarter may vary from the annual guidance due to variations in the ore blend.

(in United States dollars)

	Ekati Fiscal 2018	Diavik Fiscal 2018	Consolidated Fiscal 2018
Cash cost per tonne processed(i)	$60–70	$120–130	$70–80
Total cost per tonne processed(i)	120–135	220–235	140–155
Cash cost per carat produced(i)	30–35	35–40	35–40
Total cost per carat produced(i)	60–70	60–70	60–70

(i)

The terms “cash cost per tonne processed,” “total cost per tonne processed,” “cash cost per carat produced” and “total cost per carat produced” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Unit cost production guidance on a tonnes processed basis remains unchanged for fiscal 2018, reflecting strong cost control at both the Ekati and Diavik Diamond Mines. Cash cost per tonne processed at the Ekati Diamond Mine has been near the upper end of the range in the first half of fiscal 2018 as a result of unplanned maintenance, and to a lesser extent, seasonal weather-related material handling challenges experienced in the first quarter of fiscal 2018. However, we have mitigated some of this shortfall in the second quarter, and expect this to continue in the second half of fiscal 2018. Unit cost production guidance on a carat produced basis remains unchanged for Diavik and has been reduced for Ekati, reflecting the expected increase in carats produced as a result of changes in the ore blend in the remainder of fiscal 2018.

The capital expenditures at the Ekati Diamond Mine for fiscal 2018 are expected to be approximately $210 million to $230 million, compared to our original guidance of between $230 million and $280 million. The expected decrease from our original guidance is due to lower sustaining capital expenditures primarily as a result of the deferral of waste stripping activities at the Lynx and Pigeon open pits. This decrease was partially offset by an increase in growth capital due to the acceleration of initial waste stripping at Sable and the addition of the Misery underground project, approved in June 2017.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	13

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

(in millions of United States dollars, except where otherwise noted)			Fiscal 2018
		Cost	Percentage of growth capital

Ekati Diamond	Growth capital	$90–100
Mine (100%)
	Lynx		5%
	Sable		45%
	Jay		25%
	Misery underground		10%
	Other		15%
	Sustaining capital (including production stripping)	120–130

The capital expenditures at the Diavik Diamond Mine (40% basis) for calendar 2017 are expected to be approximately $48 million to $55 million, compared to our original guidance of between $38 million and $45 million. The A-21 project remains on budget but due to the accelerated project schedule, additional expenditure is expected to be incurred in calendar 2017 with a corresponding reduction in future periods.

(in millions of United States dollars, except where otherwise noted)			Calendar 2017

Cost

Diavik Diamond	Growth capital	$35–40
Mine (40%)	A-21
	Sustaining capital(i)	13–15

(ii)        Sustaining includes underground mine development.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	14

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Development Projects

A number of medium and longer-term development opportunities continue to be advanced in fiscal 2018.

Mine	Project	Update

Ekati Diamond Mine	Jay Project (open pit)	On July 7, 2017, we received approval from the Minister of Environment and Natural Resources, Government of the Northwest Territories (“GNWT”), on the Type A Water Licence for the Ekati Diamond Mine, including the Jay project.

Construction of early works is also progressing. In June 2017, we started crushing Lynx waste rock to produce road base material, and subsequently commenced construction of the access road to the project site.

Due to the incorporation of Misery Deep into the life-of-mine plan following the Misery Deep Pre- Feasibility Study, we have extended the Jay Project schedule by one year. In calendar 2018, laydowns will be constructed at the project site, and equipment will be mobilized for dike construction. Dike construction is now scheduled to begin in July 2019, continuing for three open-water seasons from 2019–2021. In calendar 2022, we expect dike construction and instrumentation to be completed, and de-watering to begin.

This change enables underground mining beneath the Misery Pit for an additional year, prior to the use of this pit as a mine-water management facility for the Jay Project. The revised project schedule defers all remaining capital expenditures on the project by a year, with the exception of access road construction which is proceeding as scheduled in the Jay Feasibility Study. The revised project schedule does not affect the estimated cost to complete the project.

	Sable Project (open pit)	Final site infrastructure at the Sable pipe is nearing completion and we expect the initial development capital for the project to be approximately 25% below the pre-feasibility investment case. Pre-stripping commenced in July 2017, significantly ahead of the schedule outlined in the pre-feasibility study.

Following waste stripping, the first production of high value carats from the Sable pipe is anticipated in fiscal 2020.

	Misery Deep Project (underground)	On May 23, 2017, we announced the results of a pre-feasibility study on the development of an underground operation below the Misery Main open pit. The pre-feasibility study is based on the mining of Misery Deep from calendar 2018 to calendar 2022 and involves the extraction of 1.8 million tonnes of kimberlite and 8.7 million carats.

Our Board of Directors has approved the construction of the project. In August 2017, we filed a water licence amendment and land use permit application with the Wek'èezhìi Land and Water Board for the development of the project.

	Fox Deep (underground)	Based on successful results from the Fox Deep drilling program, indicated resources at the Fox kimberlite pipe increased to 45.6 million tonnes and 16.5 million carats in January 2017.

Work continues on the evaluation of an underground mine below the large Fox open pit. A preliminary economic assessment on the project was completed in September 2017. The preliminary economic assessment is based on the mining of Fox Deep from calendar 2032 to calendar 2041 and involves the extraction of 31.3 million tonnes of kimberlite and 11.0 million carats. A pre-feasibility study is scheduled for completion by the end of the fiscal year.

Diavik Diamond Mine	A-21 Project (open pit)	Development of the A-21 pipe continues to progress ahead of schedule and on budget, with the completion of the dike and the start of de-watering expected in late calendar 2017. The start of waste stripping is now expected in late calendar 2017, concurrent with de-watering. Following waste stripping, processing of ore from the A-21 pipe is expected to commence in calendar 2018.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	15

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Exploration Activities

The Lac de Gras region in Canada’s Northwest Territories hosts some of the richest kimberlite pipes in the world and is the focus of our exploration efforts.

Location	Update

Ekati Diamond Mine

In May 2017, we announced a maiden inferred mineral resource of 51 million tonnes and 16 million carats at the Leslie kimberlite pipe, the highest priority amongst pipes at the Ekati Diamond Mine that have been bulk sampled but not yet included in the mine plan. A concept study is planned for the Leslie pipe in calendar 2017, and future work plans are under consideration.

A renewed brownfield exploration program has commenced in calendar 2017 at the Ekati Diamond Mine. There are 150 known kimberlites on the property, of which approximately 110 have not been evaluated to date with follow-up bulk sampling. A four-part program is underway including an assessment of historical geophysical data, till sample data analysis, evaluation of known kimberlites and field programs (geophysics and diamond drilling). A summer exploration program on the Ekati mining leases was in progress at the end of the second quarter and included ground geophysics, an Unmanned Aerial Vehicle (“UAV”) magnetic survey and diamond drilling.

Three diamond drill holes were completed during the quarter, including a vertical diamond drill hole at the Kodiak kimberlite pipe and two exploration drill holes on new targets. Kodiak is considered a high priority kimberlite pipe; it has not been bulk sampled and is land-based, located approximately seven kilometres east of the central infrastructure at the Ekati Diamond Mine. Approximately 530 kilograms of Kodiak kimberlite drill core was submitted for microdiamond analysis with results expected in the third quarter of fiscal 2018. Pending the results of this program, a reverse circulation bulk sample program may be planned for winter 2018. At the end of the second quarter, two exploration targets had been drilled with no kimberlite intersections.

Diavik Diamond Mine	After startup of the Diavik Diamond Mine in 2002, exploration continued until 2013. In 2017, exploration activities have resumed.

Three priority kimberlites – C42, T29 and A61 – have been highlighted for additional work based on potential size and proximity to the existing infrastructure. Drilling was performed at these three kimberlites resulting in collection of samples which were submitted for microdiamond analysis. Sample results are pending.

Lac de Gras Property

Exploration work by prior operators has resulted in the discovery of three kimberlites within the Lac de Gras Joint Venture property and has produced a large database of sampling, drilling and geophysical information. A comprehensive review of this database was conducted during 2016.

Ground geophysics including magnetic, gravity and resistivity surveys were completed over 20 airborne geophysical anomalies located on the Lac de Gras Joint Venture property. Data is currently being analyzed and interpreted to select drill targets for a 2018 drilling campaign. A 5,500 line kilometre airborne geophysical survey commenced over the southern part of the Lac de Gras property and at the end of the second quarter, 30% of the survey had been flown.

Glowworm Lake Property

A data review of the Glowworm Lake property has been partially completed with the historical sampling review highlighting several targets for follow-up. The geophysical data review is still in progress. The land use permit application submitted earlier in the year was approved allowing for follow-up field work later in the year.

Outstanding Share Information

As at September 6, 2017

Authorized	Unlimited

Issued and outstanding shares	81,913,956

Options and share RSU outstanding	1,079,917

Fully diluted	82,993,873

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	16

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Consolidated Performance Review

Financial Performance

Consolidated sales were strong in the second quarter of fiscal 2018 with a substantially improved gross margin over the comparable period in the previous year. The improvement was largely attributable to the sale of diamonds recovered from higher value kimberlite pipes at the Ekati Diamond Mine, combined with continued strong performance from the Diavik Diamond Mine.

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016

Sales	$239.8	$160.0	$450.8	$338.2
Carats sold (000s)	3,643	1,341	5,976	3,940
Average price per carat sold ($/carat)	$66	$119	$75	$86
Cash cost of sales per carat sold(i) ($/carat)	$32	$74	$37	$58
Gross margin	$37.7	$0.9	$68.4	$(18.0)
Gross margin (%)	16%	1%	15%	(5% )
Selling, general and administrative expenses	$7.4	$9.2	$15.6	$17.2
Mine standby costs	$–	$22.0	$–	$22.0
Transaction costs	$11.2	$–	$11.2	$–
Current and deferred income tax expense (recovery)	$(15.2)	$–	$3.9	$(30.6)
Net income (loss)	$31.1	$(37.9)	$23.2	$(43.2)
Adjusted EBITDA(i)	$115.2	$38.6	$212.2	$92.9
Adjusted EBITDA margin(i) (%)	48%	24%	47%	27%
Depreciation and amortization	$85.1	$62.6	$160.9	$124.1
Earnings (loss) per share attributable to shareholders ($/share)	$0.39	$(0.39)	$0.29	$(0.40)
Cash from operating activities before changes in non-cash operating working capital(i)	$63.9	$23.9	$137.4	$35.1
Free cash flow(i)	$42.8	$(20.9)	$27.3	$(110.9)

(i)

The terms “cash cost of sales per carat sold,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “cash from operating activities before changes in non-cash operating working capital" and “free cash flow” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	17

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	18

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Diamond Inventory
(in millions of United States dollars, except where otherwise noted)

	July 31, 2017	April 30, 2017	January 31, 2017

Carats in inventory available-for-sale (000s)	2,439	3,551	3,674
Estimated market value of inventory available-for-sale	$170	$200	$212
Estimated average market value per carat available-for-sale ($/carat)	$70	$56	$58
Cost of inventory available-for-sale	$149	$159	$182

Rough diamond inventory classified as available-for-sale represents diamonds that have substantially completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

The 31% decrease in carats in inventory available-for-sale from 3.6 million at April 30, 2017 to 2.4 million at July 31, 2017 reflects 2.5 million carats transferred to available-for-sale during the quarter compared to 3.6 million carats sold. Due to the time required for initial sorting and valuation, carats transferred to available-for-sale diamond inventory in a given period will differ from the number of carats produced in that period. At July 31, 2017, we also had approximately 0.5 million carats of rough diamond inventory that was work in progress in the Ekati segment (April 30, 2017 – 0.6 million carats).

The estimated market value of diamond inventory available-for-sale decreased by 15% from approximately $200 million at April 30, 2017 to approximately $170 million at July 31, 2017 primarily as a result of strong sales in Q2 fiscal 2018. The estimated market value per carat of $70 for the remaining goods in available-for-sale inventory at the end of the quarter reflects diamonds recovered in Q2 fiscal 2018 that will be sold in the second half of fiscal 2018 following the finalization of the sorting and valuation process. Cost of inventory available-for-sale decreased in line with decreases in carats and market value.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	19

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Operational Performance

Carats produced in Q2 fiscal 2018 increased to 2.6 million carats from 1.5 million carats in Q2 fiscal 2017. While the production mix at the Diavik Diamond Mine remained relatively consistent quarter-over-quarter, continued processing of higher proportions of high-grade ore from the Misery Main open pit at the Ekati Diamond Mine resulted in an increase in carats produced in Q2 fiscal 2018. Tonnes processed and carat recoveries in Q2 fiscal 2017 were also negatively influenced by the Ekati Diamond Mine process plant fire on June 23, 2016 which resulted in a shutdown of the processing plant for approximately three months. Mining performance was strong in Q2 fiscal 2018 at both the Ekati and Diavik Diamond Mines. Cash cost and total cost per tonne processed decreased in Q2 fiscal 2018 due to the increase in tonnes processed. Cash cost and total cost per carat produced decreased as a result of the increase in carats produced. Significant contributors to change in Q2 2018 are outlined below.

(i)

The terms “cash cost per tonne processed,” “total cost per tonne processed,” “cash cost per carat produced” and “total cost per carat produced” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	20

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Segment Performance Review

Our operating segments include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Ekati and Diavik mines. Our segmented analysis reflects how we manage our business and classify our operations for planning and measurement purposes.

Ekati Diamond Mine (100% basis)

Financial Performance
(in millions of United States dollars, except where otherwise noted)	Three months ended July 31			Six months ended July 31

	2017	2016		2017	2016

Sales	$152.2	$83.3		$289.9	$188.4
Carats sold (000s)	2,626	668		4,460	2,213
Average price per carat sold ($/carat)	$58	$125		$65	$85
Cash cost of sales per carat sold(i) ($/carat)	$32	$99		$35	$71
Gross margin	$7.6	$(22.8)		$17.3	$(54.6)
Gross margin (%)	5%	(27%	)	6%	(29%	)
Mine standby costs	$–	$22.0		$–	$22.0
Adjusted EBITDA(i)	$68.1	$4.1		$132.4	$30.0
Adjusted EBITDA margin(i) (%)	45%	5%		46%	16%
Depreciation and amortization	$62.0	$43.5		$118.0	$82.4

(i)

The terms “cash cost of sales per carat sold,” “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	21

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Diamond Inventory

(in millions of United States dollars, except where otherwise noted)

	July 31, 2017	April 30, 2017	January 31, 2017

Carats in inventory available-for-sale (000s)	1,784	2,491	3,046
Estimated market value of inventory available-for-sale	$124	$125	$156
Estimated average market value per carat available-for-sale ($/carat)	$70	$50	$51
Cost of inventory available-for-sale	$122	$115	$143

Rough diamond inventory classified as available-for-sale represents diamonds that have substantially completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

The 28% decrease in carats in inventory available-for-sale from 2.5 million at April 30, 2017 to 1.8 million at July 31, 2017 reflects 1.9 million carats transferred to available-for-sale during the quarter compared to 2.6 million carats sold. Due to the time required for initial sorting and valuation, carats transferred to available-for-sale diamond inventory in a given period will differ from the number of carats produced by the mine in that period. At July 31, 2017, we also had approximately 0.5 million carats of rough diamond inventory that was work-in-progress (April 30, 2017 – 0.6 million carats) and that were primarily from Misery Main and Koala underground.

The estimated market value of diamond inventory available-for-sale remained relatively consistent from April 30, 2017 to July 31, 2017, whereas the carats available for sale decreased by 28% during this period. This change reflects strong sales of brown goods and smaller white goods in Q2 fiscal 2018 resulting from a return in trading activity for these segments of the market as the trading liquidity issues resulting from the demonetization of the Indian rupee in November 2016 abated. The estimated market value per carat of $70 for the remaining goods in available-for-sale inventory at the end of the quarter reflects diamonds recovered in Q2 fiscal 2018 that we expect to sell in the second half of fiscal 2018 following the finalization of the sorting and valuation process.

Operational Performance

During Q2 fiscal 2018, the Ekati Diamond Mine recovered, on a 100% basis, 1.8 million carats from 1.0 million tonnes processed (Q2 fiscal 2017 – 0.9 million carats from 0.6 million tonnes processed), representing a 112% increase in carats produced from Q2 fiscal 2017. Carat production was positively influenced in the quarter by the continued processing of a large proportion of high-grade Misery Main ore. Tonnes processed and carats produced in Q2 fiscal 2017 were negatively influenced by the Ekati Diamond Mine process plant fire on June 23, 2016 which resulted in a shutdown of the processing plant for approximately three months.

	For the three months ended July 31, 2017			For the three months ended July 31, 2016

	Tonnes processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Tonnes processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)

Koala	397	167	0.42	205	116	0.57
Misery Main	358	1,522	4.26	135	459	3.41
Pigeon	209	79	0.38	157	64	0.41
Misery Satellites	23	50	2.21	104	217	2.08
Total	987	1,818	1.84	601	856	1.43

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	22

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

	For the six months ended July 31, 2017			For the six months ended July 31, 2016

	Tonnes processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Tonnes processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)

Koala	897	388	0.43	518	313	0.60
Misery Main	616	2,637	4.28	209	663	3.17
Pigeon	357	132	0.37	406	173	0.43
Misery Satellites	23	50	2.21	440	783	1.78
Total	1,893	3,207	1.69	1,573	1,932	1.23

Mining activities in Q2 fiscal 2018 were focused at the Misery, Pigeon and Lynx open pits and at Koala underground. Approximately 1.9 million tonnes of kimberlite material remained in stockpiles at the end of Q2 fiscal 2018, primarily from Misery Satellites, Pigeon and Lynx. Cash cost per tonne processed remained relatively stable in Q2 fiscal 2018 and cash cost per carat produced decreased in the same period as a result of increased carat production. Significant contributors to change in Q2 2018 are outlined below.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	23

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

The charts below show the Ekati Diamond Mine tonnes processed, recovered grade and carats produced for the eight most recent fiscal quarters. Carat recovery reflected the expected shift in the mine plan beginning in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellites and COR, while pre-stripping was being completed in the high value Misery Main open pit. Misery Main commenced commercial production in May 2016 and initial sales began in late fiscal 2017. A fire at the Ekati Diamond Mine process plant that occurred in June 2016 resulted in a shutdown of the process plant between June and September 2016 and negatively influenced tonnes processed and carats produced in the second and third fiscal quarters of 2017. The processing of material from the high-grade Misery Main open pit led to a greater number of carats produced in Q4 fiscal 2017 and in the first half of fiscal 2018.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	24

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Capital Expenditure

The chart below sets out the year to date capital expenditure by project for fiscal 2018 at the Ekati Diamond Mine. Capital expenditure in Q2 fiscal 2018 included $27.6 million of sustaining capital and $17.6 million of growth capital. Capital expenditure includes development projects and sustaining capital, and is presented on an accrual basis. There may be differences in timing between the recording of capital expenditure on an accrual basis for accounting purposes and the date of cash payment.

(i)	Presented on an accrual basis.

(ii)

Represents excess waste stripping in open pits that have achieved commercial production. Costs are capitalized as deferred stripping assets and amortized on a unit-of-production basis as the associated material is processed.

Project	Update

Sable

In Q2 fiscal 2018, construction of the Two Rock Dam was completed and construction of the Two Rock Filter Dike neared completion. Other construction activities such as the construction of the fuel storage facility and the maintenance building are well underway. As a result of strong progress on the Sable Project, we expect initial development capital for the project to be approximately 25% below the pre-feasibility investment case.

Jay	Expenditure for the Jay Project in Q2 fiscal 2018 related primarily to preparing materials and equipment for road construction, and the start of road construction.

Lynx

Following waste stripping at the Lynx open pit in Q1 fiscal 2018, first ore was mined in March 2017 and the Lynx pipe achieved commercial production on April 1, 2017. Subsequent expenditure is being expensed as a cost of production.

Other growth

Other growth projects in Q2 fiscal 2018 included construction of a new maintenance facility for the dual-powered road trains and a permanent tipping wall to facilitate efficient uploading of the road trains. Construction of a diamond cleaning and sorting facility at the Ekati Mine site was substantially completed, below budget.

Production stripping

In Q2 fiscal 2018 expenditure related primarily to production stripping at the Lynx and Pigeon open pits where mining was focused on waste removal. There was no production stripping recognized at the Misery open pit in Q2 fiscal 2018.

Other sustaining	Sustaining capital expenditure for Q2 fiscal 2018 included the completion of equipment rebuilds, reconditioning of the airport runway and mine site roads.

Safety performance was strong with no lost time injuries during Q2 fiscal 2018, resulting in a frequency rate per 200,000 hours worked (“LTIFR”) of 0.00 (Q2 fiscal 2017 -1 lost time injury for an LTIFR of 0.19).

In Q2 fiscal 2018, there were no significant environmental incidents at the Ekati Diamond Mine.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	25

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Diavik Diamond Mine (40% basis)

Financial Performance
(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Sales	$87.6	$76.7	$160.9	$149.8
Carats sold (000s)	1,017	673	1,516	1,727
Average price per carat sold ($/carat)	$86	$114	$106	$87
Cash cost of sales per carat sold(i) ($/carat)	$34	$50	$45	$42
Gross margin	$30.1	$23.7	$51.1	$36.7
Gross margin (%)	34%	31%	32%	25%
Adjusted EBITDA(i)	$52.9	$42.0	$93.2	$76.5
Adjusted EBITDA margin(i) (%)	60%	55%	58%	51%
Depreciation and amortization	$22.7	$19.2	$42.2	$41.6

(i)

The terms “cash cost of sales per carat sold,” “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	26

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Diamond Inventory

(in millions of United States dollars, except where otherwise noted)

	July 31, 2017	April 30, 2017	January 31, 2017

Carats in inventory available-for-sale (000s)	655	1,060	628
Estimated market value of inventory available-for-sale	$46	$75	$56
Estimated average market value per carat available-for-sale ($/carat)	$70	$71	$89
Cost of inventory available-for-sale	$27	$44	$38

Rough diamond inventory classified as available-for-sale represents diamonds that have substantially completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

The 38% decrease in carats in inventory available-for-sale from 1.1 million at April 30, 2017 to 0.7 million at July 31, 2017 reflects 0.6 million carats transferred to available-for-sale during the quarter compared to 1.0 million carats sold. As we receive rough diamonds from the Diavik Diamond Mine in periodic shipments, carats transferred to available-for-sale diamond inventory in a given period will differ from the number of carats produced by the mine in that period. At July 31, 2017, we also had approximately 0.1 million carats of rough diamond inventory that was work-in-progress (April 30, 2017 – nil carats).

The estimated market value of diamond inventory available-for-sale decreased by 39% from approximately $75 million at April 30, 2017 to approximately $46 million at July 31, 2017 as a result of strong sales in Q2 fiscal 2018. Diavik segment sales in Q2 fiscal 2018 were at an average price per carat sold of $86 as compared to an average price per carat of $71 in opening inventory. This led to a lower-than-average estimated market value per carat of $70 for the remaining goods in available-for-sale inventory at the end of the quarter. The lower-than-average estimated market value reflects increased demand for lower value white goods but a slower recovery of prices for this segment following the demonetization of the Indian rupee in November 2016 and the ensuing disruption in trading. Cost of inventory available-for-sale decreased in line with decreases in carats and market value.

Operational Performance

During Q2 calendar 2017, the Diavik Diamond Mine recovered, on a 40% basis, 0.7 million carats from 0.2 million tonnes processed (Q2 calendar 2016 – 0.6 million carats from 0.2 million tonnes processed). Carat production and average grade were positively influenced in Q2 calendar 2017 by the processing of a relatively high proportion of higher grade A-418 ore and by the 4% increase in the volume of tonnes processed such that carats produced increased over the comparable period of the prior year.

	For the three months ended June 30, 2017			For the three months ended June 30, 2016

	Tonnes			Tonnes
	processed	Carats	Grade	processed	Carats	Grade
	(000s tonnes)	(000s)	(carats/tonne)	(000s tonnes)	(000s)	(carats/tonne)

A-154 South	53	177	3.34	57	164	2.85
A-154 North	68	173	2.54	64	146	2.29
A-418	101	396	3.92	92	308	3.33
COR	–	–	–	1	14	–
Total	222	746	3.36(i)	214	632	2.89(i)

(i)	Grade has been adjusted to exclude COR.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	27

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

	For the six months ended June 30, 2017			For the six months ended June 30, 2016

	Tonnes			Tonnes
	processed	Carats	Grade	processed	Carats	Grade
	(000s tonnes)	(000s)	(carats/tonne)	(000s tonnes)	(000s)	(carats/tonne)

A-154 South	94	309	3.30	106	306	2.88
A-154 North	130	336	2.59	135	312	2.32
A-418	210	842	4.00	195	738	3.79
COR	1	16	–	1	30	–
Total	435	1,503	3.43(i)	437	1,386	3.11(i)

(i)	Grade has been adjusted to exclude COR.

Mining activities in Q2 calendar 2017 were focused at the A-154 South, A-154 North and A-418 underground operations. As kimberlite mined at Diavik in both Q2 calendar 2017 and Q2 calendar 2016 was exclusively from underground sources, waste tonnes mined were minimal in both quarters.

(i)

The terms “cash cost per tonne processed,” “total cost per tonne processed,” “cash cost per carat produced” and “total cost per carat produced” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

(ii)	Grade has been adjusted to exclude COR.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	28

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

The charts below show our 40% share of Diavik Diamond Mine tonnes processed, recovered grade and carats produced for the eight most recent calendar quarters. The production mix has remained relatively consistent, with carat production largely driven by changes in processing volumes.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	29

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Capital Expenditure

The chart below sets out the year to date capital expenditure by project for calendar 2017 at the Diavik Diamond Mine (40% basis). Capital expenditure in Q2 calendar 2017 included $4.9 million of sustaining capital and $9.4 million of growth capital. Capital expenditure includes development projects, underground development and sustaining capital, and is presented on an accrual basis. There may be differences in timing between the recording of capital expenditure on an accrual basis for accounting purposes and the date of cash payment.

(ii)	Presented on an accrual basis.

(iii)	Sustaining includes underground mine development.

Project	Update

A-21

In Q2 calendar 2017, the curtain grouting and cutter soil mixing scopes for the dike cut-off wall were completed and jet grouting began. Jet grouting is the final significant construction step prior to de-watering. The forecast start of both de-watering and pre-stripping are ahead of the baseline schedule. The project remains on budget overall; however, approximately $17 million in expenditures (100% basis) are expected to be brought forward from calendar 2018 into calendar 2017 due to the accelerated schedule.

Sustaining	Expenditure primarily related to continued underground development.

Safety performance was strong with no lost time injuries during Q2 calendar 2017, resulting in an LTIFR of 0.00 (Q2 calendar 2016 – no lost time injuries for an LTIFR of 0.00) .

In Q2 calendar 2017, there were no significant environmental incidents at the Diavik Diamond Mine.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	30

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Corporate Segment

Financial Performance
(in millions of United States dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Selling, general and administrative expenses	$6.1 $	7.4	$12.0	$13.7
Restructuring expenses	0.2	–	2.1	–
Transaction costs	11.2	–	11.2	–

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	31

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Liquidity and Capital Resources

Financial Condition

We maintained a strong balance sheet at July 31, 2017, with total unrestricted cash resources of $199.4 million and $157.4 million available under our revolving credit facility.

(in millions of United States dollars)	July 31, 2017	January 31, 2017
Cash and cash equivalents	$199.4	$136.2
Other current assets	444.2	473.6
Other non-current assets	1,330.7	1,394.1
Total assets	$1,974.3	$2,003.9
Current portion of loans and borrowings	–	10.6
Other current liabilities	154.3	164.7
Other non-current liabilities	501.9	499.7
Total equity	1,318.1	1,328.9
Total liabilities and equity	$1,974.3	$2,003.9

Significant contributors to change	July 31, 2017 versus January 31, 2017

Cash and cash equivalents
Cash and cash equivalents increased due to net cash from operating activities of $156.2 million generated by increased sales and stable production costs, an increase of $65.7 million as a result of the release of our remaining restricted cash and $14.5 million of cash received from exercises of stock options. This was partially offset by $128.9 million of capital investments relating to growth and sustaining capital projects at the Ekati and Diavik Diamond Mines, $16.1 million of dividends paid, $10.6 million of debt repayment and $19.2 million of share repurchases.

Other current assets	Other current assets have decreased primarily due to a reduction in diamond inventory offset by an increase of supplies inventory reflecting deliveries to both the Ekati and Diavik Diamond Mine.

Other non-current assets	Additions to property, plant and equipment were largely offset by the depreciation of assets, an increase in deferred income tax assets and a decrease in restricted cash as discussed above.

Loans and borrowings	The current portion of loans and borrowings at January 31, 2017 represents the final installment of a promissory note that was issued in October 2015 and fully paid in May 2017.

Other current liabilities
Current liabilities decreased in Q2 fiscal 2018 as a result of payment of income tax and dividends during the second quarter. The decrease was partially offset by the accrual of transaction costs during the quarter.

Other non-current liabilities
Other non-current liabilities include our provisions for reclamation at the Ekati and Diavik Diamond Mines, employee benefit plans and deferred income tax liabilities. The $2.2 million increase in other non-current liabilities is primarily due to an increase in the employee benefit obligation as a result of remeasurement of the liability as of Q2 fiscal 2018.

Total equity
The $10.8 million decrease in equity is primarily due to a reduction of share capital as a result of our share repurchases under the NCIB and dividends declared and paid in fiscal 2018 offset by shares issued following the exercise of stock options.

Our requirements for cash are operating expenses, working capital, contractual debt requirements and capital expenditures. We believe that we will generate sufficient liquidity to meet our anticipated requirements for at least the next 12 months. Given the remote nature of both the Ekati and Diavik Diamond Mines, operational costs associated with construction of the winter road and delivery of supplies inventory and capital equipment typically result in higher cash expenditure in the first half of each fiscal year.

Our liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at our mineral properties; the seasonality of mine operating expenses; capital expenditure programs; the number of rough diamond sales events conducted during the year; and the volume, size and quality distribution of rough diamonds delivered from our mineral properties and sold in the year. We assess liquidity and capital resources on a consolidated basis.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	32

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Cash Flow Movement

(in millions of United States dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016

Opening cash at February 1, 2016 and 2017 for six months ended and as at May 1, 2016 and 2017 for three months ended	$131.2	$226.5	$136.2	$320.0

Cash from operating activities before changes in non-cash operating working capital, interest paid and income and mining royalty taxes paid	109.3	27.7	183.0	86.3

Changes in non-cash operating working capital	35.6	10.0	18.7	16.7

Income and mining royalty taxes paid	(45.3)	(3.2)	(45.4)	(50.5)

Capital expenditures for the period	(56.7)	(62.9)	(128.9)	(174.6)

Net proceeds from pre-production sales	–	8.1	–	11.9

Decrease in restricted cash	51.1	2.4	65.7	2.4

Share issuance	14.3	–	14.5	0.1

Share repurchase	(6.1)	–	(19.2)	–

Dividends	(16.1)	(17.1)	(16.1)	(17.1)

Repayment of debt	(10.6)	(10.8)	(10.6)	(10.9)

Contributions from and distributions made to minority partners, net	2.3	1.1	2.3	(2.9)

Foreign exchange effect on cash balances and other items	(9.6)	(1.4)	(0.8)	(1.0)

Closing cash at July 31, 2016 and 2017	$199.4	$180.4	$199.4	$180.4

Cash Flows from Operating Activities

As at July 31, 2017, we had unrestricted cash and cash equivalents of $199.4 million and restricted cash of $nil, compared to $136.2 million and $65.7 million, respectively, at January 31, 2017. The restricted cash was used to support letters of credit to the GNWT to secure the reclamation obligations for the Ekati and Diavik Diamond Mines. In February 2017, CDN $20 million of letters of credit were cancelled, with the corresponding amount of restricted cash released. The security was replaced by an additional CDN $20 million of surety bonds posted with the GNWT. In May 2017, the remaining restricted cash of CDN $65.6 million was released and amounts were secured under our senior secured corporate revolving credit facility. As a result, unrestricted cash increased and availability under our credit facility was reduced by the same amount. A total of CDN $275.0 million of surety bonds were posted with the GNWT as at July 31, 2017 and a further CDN $7 million were posted in August 2017. During Q2 fiscal 2018, we reported net cash from operating activities of $99.5 million, compared to $33.9 million in Q2 fiscal 2017. The increase was primarily due to strong sales in Q2 fiscal 2018 which were partly mitigated by $45.3 million of cash taxes paid for income and mining royalty taxes. Payments of cash taxes were minimal in Q2 fiscal 2017 due to timing differences. During Q2 fiscal 2018, our non-cash operating working capital fluctuations were as follows: accounts receivable decreased by $5.8 million, other current assets decreased by $10.6 million, inventory and supplies decreased by $55.7 million, and trade and other payables decreased by $37.5 million.

The process plant fire at the Ekati Diamond Mine that occurred on June 23, 2016 resulted in a temporary suspension of processing and the resumption of process plant operations at full capacity on September 21, 2016. A $6.7 million expected insurance recovery for property damage relating to the fire was recorded in Q3 fiscal 2017, of which CDN $2.5 million was received in Q4 fiscal 2017. The remaining amount receivable will be combined with our business interruption claim. We hold business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, total amounts receivable under the business interruption claim cannot be determined at this time.

Cash Flows from Investing Activities

On February 1, 2017, we determined that our participating interest in the Buffer Zone had increased from 65.3% to 72.0% in accordance with the Buffer Zone Joint Venture agreement. The change resulted from a decision by Archon not to participate in the full year fiscal 2017 program and budget for the Buffer Zone.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	33

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

On June 5, 2017, we reached an agreement with Archon to convert Archon’s participating interest in the Buffer Zone to a royalty equal to 2.3% of all future gross revenue from diamonds produced from the Buffer Zone. As a result of this transaction, our ownership interest in the Buffer Zone increased to 100.0% . The increase in ownership was reflected through a $42.0 million decrease in non-controlling interest in Q2 fiscal 2018 and a corresponding increase in retained earnings. Our deferred tax liabilities also increased by $15.1 million as a result of the increase in ownership interest which was recorded as a reduction of retained earnings.

During the second quarter, investment in property, plant and equipment was $56.7 million, of which $41.8 million related to the Ekati Diamond Mine and $14.9 million related to the Diavik Diamond Mine. Expenditures related primarily to construction and development of new kimberlite pipes at both mines, as well as excess waste stripping in open pits which is capitalized as production stripping.

(in millions of United States dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Ekati sustaining capital expenditures	$5.1	$4.3	$21.7	$22.9
Ekati production stripping expenditures	22.5	14.0	49.5	17.1
Diavik sustaining capital expenditures	4.9	4.0	9.2	10.0
Total sustaining capital expenditures	$32.5	$22.3	$80.4	$50.0
Sable expenditures	7.8	16.4	18.8	26.4
Lynx expenditures	–	4.4	3.4	18.1
Jay expenditures	5.2	3.1	7.6	26.5
Misery expenditures	0.4	10.3	0.4	30.1
A-21 expenditures	9.4	9.0	18.6	21.0
Other expenditures	4.2	3.0	7.5	8.2
Total growth capital expenditures	$27.0	$46.2	$56.3	$130.3
Reconciliation to capital cash additions:
Capitalized depreciation	(2.4)	(2.9)	(5.8)	(5.7)
Capital accruals	(0.4)	(2.7)	(2.0)	–
Total cash capital additions	$56.7	$62.9	$128.9	$174.6

Cash Flows from Financing Activities

During the second quarter, we had a cash outflow from financing activities of $16.2 million, which consisted primarily of share repurchases, dividends paid and repayment of the promissory note, offset by cash received from share issuances as the result of stock options exercised.

On April 7, 2015, we entered into a $210.0 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by us under the credit facility are to be used for general corporate purposes. We are in compliance with the required financial covenants, which are customary for a financing of this nature. In Q2 fiscal 2018, our remaining restricted cash was released and letters of credit were issued under our credit facility. As a result, unrestricted cash increased by $51 million and availability under the credit facility was reduced by the same amount. As at July 31, 2017, no amounts were outstanding under our senior secured corporate revolving credit facility.

On July 15, 2016, the Toronto Stock Exchange (“TSX”) approved our NCIB to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, from July 20, 2016 to no later than July 19, 2017. On July 28, 2016, the TSX accepted our entry into an automatic securities purchase plan in order to facilitate repurchases under the NCIB. Common shares repurchased under the NCIB were cancelled. Purchases under the NCIB were made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada or the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable US securities laws. Purchases under the NCIB began in August 2016 and resulted in the purchase of approximately 5.1 million shares as of July 14, 2017 for approximately CDN $66.7 million. The NCIB was terminated on July 15, 2017 as a result of the Arrangement.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	34

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

On April 12, 2017, our Board of Directors declared a dividend of $0.20 per share that was paid on June 5, 2017, to shareholders of record at the close of business on May 17, 2017. The dividend was an eligible dividend for Canadian income tax purposes.

On May 15, 2017, the outstanding principal balance of the promissory note in the amount of $10.6 million and the outstanding accrued interest were paid in full.

During Q2 fiscal 2018, there were cash inflows of $14.3 million due to shares issued as a result of stock options exercised.

Free Cash Flow

The term “free cash flow” is a non-IFRS measure, which is defined as net cash from operating activities, less sustaining capital expenditure and less growth capital expenditure. We believe that free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

(in millions of United States dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Net cash from operating activities	$99.5	$33.9	$156.2	$51.8
Sustaining capital expenditure(i)	(31.6)	(25.2)	(78.7)	(69.3)
Free cash flow before development	67.9	8.7	77.5	(17.5)
Growth and exploration capital expenditure(ii)	(25.1)	(29.6)	(50.2)	(93.4)
Free cash flow	$42.8	$(20.9)	$27.3	$(110.9)

(i)	Sustaining capital expenditure includes production stripping.

(ii)	Growth capital expenditure is net of proceeds from pre-production sales.

Contractual Obligations

Since January 31, 2017, there have been no material changes to our long-term contractual obligations other than as outlined below.

		Less than	Year	Year	After
(in millions of United States dollars)	Total	1 year	2–3	4–5	5 years
Operating lease obligations	$19,682	$4,645	$8,650	$3,970	$2,417
Other	585	585	–	–	–

We have entered into non-cancellable operating leases for the rental of fuel tanks and office premises which expire at various dates through 2025. The leases have varying terms, escalation clauses and renewal rights.

Other contractual obligations at January 31, 2017 were primarily associated with purchase commitments relating to supplies to be shipped on the seasonal winter road to the Ekati and Diavik Diamond Mine sites. These commitments were fulfilled as at July 31, 2017.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	35

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Quarterly Financial Highlights

Consolidated Financial Results

The following is a summary of our consolidated quarterly results for the eight most recent quarters ended July 31, 2017.

(in millions of United States dollars, except per share amounts and where otherwise noted)

	2018			2017			2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$239.8	$211.0	$129.9	$102.7	$160.0	$178.3	$178.2	$145.0
Gross margin	$37.7	$30.8	$22.2	$22.2	$0.9	$(18.8)	$(13.7)	$18.5
Gross margin (%)	15.7%	14.6%	17.1%	21.6%	0.5%	(10.5% )	(7.7% )	12.7%
Net income (loss)	$31.1	$(7.8)	$5.3	$25.2	$(37.9)	$(5.3)	$(37.8)	$6.5
Net income (loss) attributable to:
Shareholders	$31.9	$(7.9)	$5.6	$28.8	$(32.9)	$(1.0)	$(3.0)	$7.2
Non-controlling interest	$(0.8)	$0.1	$(0.3)	$(3.4)	$(5.0)	$(4.3)	$(2.8)	$(0.7)
Earnings (loss) per share attributable to shareholders
Basic	$0.39	$(0.09)	$0.07	$0.34	$(0.39)	$(0.01)	$(0.41)	$0.08
Diluted	$0.39	$(0.09)	$0.07	$0.34	$(0.39)	$(0.01)	$(0.41)	$0.08
Cash dividends declared per share	$–	$0.20	$–	$0.20	$–	$0.20	$–	$0.20
Cash from operating activities before changes in non-cash operating working capital(i)	$63.9	$73.5	$53.8	$27.6	$23.9	$11.2	$42.3	$48.0
Adjusted EBITDA(i)	$115.2	$97.0	$62.7	$26.6	$38.6	$54.3	$49.1	$49.2

(i)

The terms “cash from operating activities before changes in non-cash operating working capital” and “Adjusted EBITDA” do not have standardized meanings according to IFRS. See “Non-IFRS Financial Measures” for additional information.

Important items of note

Sales

Sales from quarter to quarter will be influenced by the number of sales held in that quarter as well as market demand. Quarterly results are not a good indicator of annual results due to seasonal variability. Typically two sales occur in the first and third fiscal quarters, with three sales in the second and fourth fiscal quarters. Sales may also be timed to take advantage of strength in a particular segment of the market.

Ekati Diamond Mine process plant fire

A fire at the process plant of the Ekati Diamond Mine in June 2016 resulted in a processing shutdown of approximately three months and negatively influenced results in fiscal 2017. Mine standby costs of approximately $22 million were expensed in each of Q2 fiscal 2017 and Q3 fiscal 2017. Mine standby costs in Q3 fiscal 2017 were net of a $6.7 million expected insurance recovery for property damage relating to the fire.

Production mix

Financial results are strongly influenced by the mix of kimberlite material processed at each of the Ekati and Diavik Diamond Mines. The mix of material processed at the Diavik Diamond Mine remained relatively consistent over the quarters presented. However, a planned shift in the mine plan at the Ekati Diamond Mine resulted in the processing of greater proportions of material from lower value sources in late fiscal 2016 and in most of fiscal 2017, with a shift to higher value sources in late fiscal 2017. This has resulted in higher gross margins in more recent quarters.

Foreign exchange

Monetary assets and liabilities that are denominated in currencies other than the US dollar will give rise to foreign exchange gains and losses as the Canadian dollar strengthens or weakens and will therefore increase or decrease Adjusted EBITDA and net income (loss).

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	36

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Non-IFRS Financial Measures

In addition to discussing earnings measures in accordance with IFRS, this MD&A provides several non-IFRS financial measures, which we also use to monitor and evaluate our performance. These measures do not have any standardized meanings prescribed by IFRS and differ from measures determined in accordance with IFRS. These performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net income or cash flow from operations as determined under IFRS. Other issuers may calculate these non-IFRS financial measures differently. The following table outlines the non-IFRS financial measures, their definitions and why we use these measures.

Non-IFRS financial		Why we use the measure and why it is useful
measure	Definition	to investors

Cash cost of production

Cash cost of production includes mining cash cost of production, other cash costs relating to sorting and valuation activities, and private royalties. Mining cash cost of production includes site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Mine standby costs incurred in fiscal 2017 when the Ekati Diamond Mine processing plant was temporarily shut down have been excluded from cash cost of production.

This information is used to assess the efficiency of the mine production with non-cash items separated to more easily assess the impact of production costs on free cash flow and cash flow from operating activities. The majority of mine operating costs, relating primarily to labour and overhead costs, are incurred in Canadian dollars and will therefore increase or decrease in US dollar terms as the Canadian dollar strengthens or weakens.

Total cost of production

Total cost of production includes cash cost of production, as defined above, and non-cash cost of production, representing depreciation and amortization associated with mine site operations. This includes the depreciation of mine site infrastructure as well as the depreciation of deferred stripping assets.

Cash cost and total cost per tonne processed

Cash cost per tonne processed is calculated by dividing mining cash cost of production by total tonnes processed, and total cost per tonne processed is calculated by dividing total cost of production by total tonnes processed.

We believe these measures will assist analysts, investors and other stakeholders in understanding the costs associated with extracting diamonds. This information is used to assess the efficiency of mine production with non-cash items separated to more easily assess the impact of production costs on free cash flow and cash from operating activities.

Cash cost and total cost per carat produced

Cash cost per carat produced is calculated by dividing total cash cost of production by total carats produced, and total cost per carat produced is calculated by dividing total cost of production by total carats produced.

Cash cost of sales and total cost of sales per carat sold

Cash cost of sales per carat sold is calculated by dividing the cash component of cost of sales, excluding depreciation and amortization, by total carats sold. Total cost of sales per carat sold is calculated by dividing total cost of sales by total carats sold. Total cost of sales includes non-cash cost of sales which is the non-cash expense attributable to our sales.

We believe these measures will assist analysts, investors and other stakeholders in understanding the costs associated with extracting diamonds. This information is used to assess how well each of the Ekati Diamond Mine and Diavik Diamond Mine is performing compared to the respective mine plan and prior periods.

EBITDA and EBITDA margin	Defined as net income (loss) before interest expense (income), income taxes, and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

We believe that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are important indicators commonly reported and widely used by investors and analysts as indicators of our operating performance, ability to invest in capital expenditures and to incur and service debt, and also as a valuation metric. We believe that these adjustments will result in more meaningful valuation measures for investors and analysts to evaluate our performance and assess our ability to generate operating cash flow.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA removes from EBITDA the effects of impairment charges, foreign exchange gains (losses), exploration costs, the gain on the sale of our Toronto office building and transaction costs associated with the Arrangement. Impairment charges and foreign exchange gains (losses) are not reflective of our ability to generate liquidity by producing operating cash flow. Exploration costs, the gain on sale of the Toronto office building and transaction costs do not reflect our underlying operating performance and are not necessarily indicative of future operating results. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales for the period.

Free cash flow	Defined as net cash from operating activities, less sustaining capital expenditure and less growth and exploration capital expenditure.

We believe that free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or use of existing cash and provides information on our capacity to return capital to shareholders.

Cash from operating activities before changes in non-cash operating working capital

Defined as net cash from operating activities before changes in non- cash operating working capital, excluding taxes and finance expenses. Due to the remote nature of our mines, working capital balances will typically increase in certain times of the year as supplies are purchased and delivered, resulting in more significant cash outflows in certain periods.

We believe that cash from operating activities before changes in non-cash operating working capital is a useful indicator of our operating performance and our ability to generate operating cash flow.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	37

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Non-IFRS financial		Why we use the measure and why it is useful
measure	Definition	to investors

Sustaining capital expenditure

Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. Sustaining capital expenditure also includes excess waste stripping in open pits that have achieved commercial production. These stripping costs are capitalized as deferred stripping assets and amortized on a unit-of-production basis as the associated material is processed.

This measure is used by management and investors to assess the extent of non-discretionary capital spending incurred each period.
Growth and exploration capital expenditure

Growth (development) capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. These activities are only capitalized when the activity relates to proven and probable reserves.

This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken each period.

Cash Cost of Production and Total Cost of Production

The following tables provide a reconciliation, on a consolidated and segmented basis, of cash cost of production and total cost of production to cost of sales for the three months ended and six months ended July 31, 2017 and July 31, 2016.

Consolidated

(in millions of United States dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Mining cash cost of production	$90.1	$66.7	$184.8	$163.3
Private royalties	(0.8)	1.5	2.0	3.0
Other cash costs	2.9	1.6	4.9	3.0
Total cash cost of production	92.2	69.8	191.7	169.3
Non-cash cost of production	72.5	45.0	139.1	99.9
Total cost of production	164.7	114.8	330.8	269.2
Impairment losses on inventory	–	6.4	–	26.0
Adjusted for stock movements	37.4	37.9	51.5	61.0
Cost of sales	$202.1	$159.1	$382.3	$356.2

Ekati Diamond Mine Segment

(in millions of United States dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Ekati mine cash cost of production(i)	$64.2	$37.6	$130.6	$102.9
Other cash costs	1.7	1.0	3.0	2.1
Total Ekati cash cost of production	65.9	38.6	133.6	105.0
Non-cash cost of production(i)	54.7	28.6	103.3	62.9
Total Ekati cost of production	120.6	67.2	236.9	167.9
Impairment losses on inventory	–	6.4	–	26.0
Adjusted for stock movements(i)	24.0	32.5	35.6	49.2
Ekati segment cost of sales	$144.6	$106.1	$272.5	$243.1

(i)	Q2 fiscal 2017 has been recast for consistency with subsequent periods. See the definition of cash cost of production on page 37.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	38

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Diavik Diamond Mine Segment

(in millions of United States dollars)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Diavik mine cash cost of production	$25.9	$29.1	$54.2	$60.4
Private royalty	(0.8)	1.5	2.0	3.0
Other cash costs	1.2	0.6	1.9	0.9
Total Diavik cash cost of production	26.3	31.2	58.1	64.3
Non-cash cost of production	17.8	16.4	35.8	37.0
Total Diavik cost of production	44.1	47.6	93.9	101.3
Adjusted for stock movements	13.4	5.4	15.9	11.8
Diavik segment cost of sales	$57.5	$53.0	$109.8	$113.1

Cash Cost and Total Cost per Tonne Processed and per Carat Produced

The following tables demonstrate, on a consolidated and segmented basis, our calculation of cash cost per tonne processed, total cost per tonne processed, cash cost per carat produced and total cost per carat produced for the three months ended and six months ended July 31, 2017 and July 31, 2016. Mining cash cost of production and total cost of production are reconciled to cost of sales above.

Consolidated
(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Mining cash cost of production	$90.1	$66.7	$184.8	$163.3
Total tonnes processed (000s)	1,209	815	2,328	2,010
Mining cash cost per tonne processed ($/tonne)	$74.5	$81.9	$79.4	$81.3

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total cost of production	$164.7	$114.8	$330.8	$269.2
Total tonnes processed (000s)	1,209	815	2,328	2,010
Total cost per tonne processed ($/tonne)	$136.2	$140.9	$142.2	$134.0

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total cash cost of production	$92.2	$69.8	$191.7	$169.3
Total carats produced (000s)	2,564	1,488	4,710	3,318
Cash cost per carat produced ($/carat)	$35.9	$46.9	$40.7	$51.0

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total cost of production	$164.7	$114.8	$330.8	$269.2
Total carats produced (000s)	2,564	1,488	4,710	3,318
Total cost per carat produced ($/carat)	$64.2	$77.2	$70.2	$81.2

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	39

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Ekati Diamond Mine Segment

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Ekati mine cash cost of production(i)	$64.2	$37.6	$130.6	$102.9
Total tonnes processed (000s)	987	601	1,893	1,573
Ekati mine cash cost per tonne processed(i) ($/tonne)	$65.0	$62.6	$69.0	$65.4

(i)	Q1 fiscal 2017 has been recast for consistency with subsequent periods. See the definition of cash cost of production on page 37.

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total Ekati cost of production	$120.6	$67.2	$236.9	$167.9
Total tonnes processed (000s)	987	601	1,893	1,573
Ekati total cost per tonne processed ($/tonne)	$122.2	$111.9	$125.2	$106.7

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total Ekati cash cost of production(i)	$65.9	$38.6	$133.6	$105.0
Total carats produced (000s)	1,818	856	3,207	1,932
Ekati cash cost per carat produced(i) ($/carat)	$36.2	$45.2	$41.7	$54.3

(i)	Q1 fiscal 2017 has been recast for consistency with subsequent periods. See the definition of cash cost of production on page 37.

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total Ekati cost of production	$120.6	$67.2	$236.9	$167.9
Total carats produced (000s)	1,818	856	3,207	1,932
Ekati total cost per carat produced ($/carat)	$66.3	$78.6	$73.9	$86.9

Diavik Diamond Mine Segment

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Diavik mine cash cost of production	$25.9	$29.1	$54.2	$60.4
Total tonnes processed (000s)	222	214	435	437
Diavik mine cash cost per tonne processed ($/tonne)	$116.5	$136.0	$124.7	$138.2

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total Diavik cost of production	$44.1	$47.6	$93.9	$101.3
Total tonnes processed (000s)	222	214	435	437
Diavik total cost per tonne processed ($/tonne)	$198.6	$222.3	$216.1	$232.0

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	40

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total Diavik cash cost of production	$26.3	$31.2	$58.1	$64.3
Total carats produced (000s)	746	632	1,503	1,386
Diavik cash cost per carat produced ($/carat)	$35.3	$49.3	$38.6	$46.4

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total Diavik cost of production	$44.1	$47.6	$93.9	$101.3
Total carats produced (000s)	746	632	1,503	1,386
Diavik total cost per carat produced ($/carat)	$59.2	$75.3	$62.4	$73.1

Cash Cost of Sales per Carat Sold and Total Cost of Sales per Carat Sold

The following tables provide a reconciliation, on a consolidated and segmented basis, of cash cost of sales per carat sold to cost of sales for the three months ended and six months ended July 31, 2017 and July 31, 2016.

Consolidated

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Cost of sales	$202.1	$159.1	$382.3	$356.2
Non-cash cost of sales	(84.7)	(59.3)	(160.2)	(127.1)
Cash cost of sales	117.4	99.8	222.1	229.1
Total carats sold (000s)	3,643	1,341	5,976	3,940
Cash cost of sales per carat sold ($/carat)	$32.2	$74.4	$37.2	$58.1

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Total cost of sales	$202.1	$159.1	$382.3	$356.2
Total carats sold (000s)	3,643	1,341	5,976	3,940
Total cost of sales per carat sold ($/carat)	$55.5	$118.6	$63.9	$90.4

Ekati Diamond Mine Segment

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Ekati segment cost of sales	$144.6	$106.1	$272.5	$243.1
Non-cash cost of sales	(62.0)	(40.2)	(118.0)	(85.7)
Ekati segment cash cost of sales	82.6	65.9	154.5	157.4
Total carats sold (000s)	2,626	668	4,460	2,213
Ekati segment cash cost of sales per carat sold ($/carat)	$31.5	$98.7	$34.6	$71.1

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	41

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Ekati segment total cost of sales	$144.6	$106.1	$272.5	$243.1
Total carats sold (000s)	2,626	668	4,460	2,213
Ekati segment total cost of sales per carat sold ($/carat)	$55.1	$158.8	$61.1	$109.9

Diavik Diamond Mine Segment

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Diavik segment cost of sales	$57.5	$53.0	$109.8	$113.1
Non-cash cost of sales	(22.7)	(19.1)	(42.2)	(41.4)
Diavik segment cash cost of sales	34.8	33.9	67.6	71.7
Total carats sold (000s)	1,017	673	1,516	1,727
Diavik segment cash cost of sales per carat sold ($/carat)	$34.2	$50.4	$44.6	$41.5

(in millions of United States dollars, except where otherwise noted)	Three months ended July 31		Six months ended July 31
	2017	2016	2017	2016
Diavik segment total cost of sales	$57.5	$53.0	$109.8	$113.1
Total carats sold (000s)	1,017	673	1,516	1,727
Diavik segment total cost of sales per carat sold ($/carat)	$56.5	$78.8	$72.4	$65.5

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	42

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

The following tables provide a reconciliation of consolidated and segmented EBITDA and Adjusted EBITDA for the last eight quarters.

Consolidated

(in millions of US dollars)	2018			2017			2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net income (loss)	$31.1	$(7.8)	$5.4	$25.3	$(37.9)	$(5.3)	$(37.7)	$6.5
Finance expense	$3.5	$3.6	$5.8	$4.9	$1.7	$2.2	$2.2	$2.0
Income tax expense (recovery)	$(15.2)	$19.1	$(5.4)	$7.9	$–	$(30.7)	$9.9	$0.8
Depreciation and amortization	$85.1	$75.8	$50.6	$35.7	$62.6	$61.5	$53.6	$39.6
EBITDA	$104.5	$90.7	$56.4	$73.8	$26.4	$27.7	$28.0	$48.9
Foreign exchange loss (gain)	$(1.9)	$5.6	$5.2	$(3.3)	$4.4	$3.4	$2.0	$(0.2)
Transaction costs	$11.2	$–	$–	$–	$–	$–	$–	$–
Exploration costs	$1.5	$0.7	$1.1	$0.9	$1.4	$3.6	$(0.7)	$0.5
Impairment losses on inventory	$–	$–	$–	$–	$6.4	$19.6	$19.8	$–
Gain on sale of building	$–	$–	$–	$(44.8)	$–	$–	$–	$–
Adjusted EBITDA	$115.2	$97.0	$62.7	$26.6	$38.6	$54.3	$49.1	$49.2
Adjusted EBITDA margin	48%	46%	48%	26%	24%	30%	28%	34%

Ekati Diamond Mine Segment

(in millions of US dollars)	2018			2017			2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Segment net income (loss)	$(1.8)	$5.5	$(7.5)	$(10.3)	$(31.5)	$(29.8)	$(22.5)	$(4.6)
Finance expense	$2.5	$2.3	$2.6	$3.7	$1.1	$1.1	$2.1	$0.9
Income tax expense (recovery)	$(13.3)	$10.1	$(7.3)	$(5.3)	$(8.7)	$(25.0)	$(1.6)	$1.1
Depreciation and amortization	$62.0	$56.0	$30.2	$22.8	$43.5	$38.9	$34.7	$25.0
EBITDA	$49.4	$73.9	$18.0	$10.9	$4.4	$(14.8)	$12.7	$22.4
Foreign exchange loss (gain)	$17.7	$(9.9)	$9.7	$(5.5)	$(8.1)	$17.5	$(2.8)	$(0.4)
Exploration costs	$1.0	$0.3	$1.2	$0.6	$1.4	$3.6	$(0.8)	$0.6
Impairment losses on inventory	$–	$–	$–	$–	$6.4	$19.6	$19.8	$–
Adjusted EBITDA	$68.1	$64.3	$28.8	$6.0	$4.1	$25.9	$29.0	$22.5
Adjusted EBITDA margin	45%	47%	55%	11%	5%	25%	26%	26%

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	43

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Diavik Diamond Mine Segment

(in millions of US dollars)	2018			2017			2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Segment net income (loss)	$45.6	$(7.5)	$20.2	$2.9	$(1.0)	$29.2	$(8.7)	$16.0
Finance expense	$1.0	$1.3	$3.2	$1.2	$0.6	$1.1	$0.1	$1.1
Income tax expense (recovery)	$2.7	$11.1	$4.7	$8.7	$10.7	$(4.0)	$13.9	$1.4
Depreciation and amortization	$22.7	$19.5	$19.3	$11.6	$19.2	$22.4	$18.6	$14.2
EBITDA	$72.0	$24.4	$47.4	$24.4	$29.5	$48.7	$23.9	$32.7
Foreign exchange loss (gain)	$(19.6)	$15.5	$(4.5)	$2.2	$12.5	$(14.2)	$4.8	$0.2
Exploration costs	$0.5	$0.4	$(0.1)	$0.3	$–	$–	$–	$–
Adjusted EBITDA	$52.9	$40.3	$42.8	$26.9	$42.0	$34.5	$28.7	$32.9
Adjusted EBITDA margin	60%	55%	55%	56%	55%	47%	43%	58%

Corporate Segment

(in millions of US dollars)	2018			2017			2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Segment net income (loss)	$(12.8)	$(5.8)	$(7.3)	$32.7	$(5.4)	$(4.7)	$(6.5)	$(4.9)
Income tax expense (recovery)	$(4.6)	$(2.1)	$(2.7)	$4.5	$(2.0)	$(1.7)	$(2.4)	$(1.7)
Depreciation and amortization	$0.4	$0.3	$1.1	$1.3	$(0.1)	$0.2	$0.3	$0.3
EBITDA	$(17.0)	$(7.6)	$(8.9)	$38.5	$(7.5)	$(6.2)	$(8.6)	$(6.3)
Transaction costs	$11.2	$–	$–	$–	$–	$–	$–	$–
Gain on sale of building	$–	$–	$–	$(44.8)	$–	$–	$–	$–
Adjusted EBITDA	$(5.8)	$(7.6)	$(8.9)	$(6.3)	$(7.5)	$(6.2)	$(8.6)	$(6.3)

Free Cash Flow

Our calculation of free cash flow on a consolidated basis is provided in the table below.

Consolidated

(in millions of US dollars)	2018			2017			2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net cash from operating activities	$99.5	$56.7	$47.6	$17.4	$33.9	$18.0	$83.6	$60.8
Sustaining capital expenditure(i)	$(31.6)	$(47.1)	$(50.4)	$(30.6)	$(25.2)	$(44.2)	$(8.0)	$(15.0)
Free cash flow before development	$67.9	$9.6	$(2.8)	$(13.2)	$8.7	$(26.2)	$75.6	$45.8
Growth and exploration capital expenditure(ii)	$(25.1)	$(25.1)	$(16.8)	$(22.2)	$(29.6)	$(63.8)	$(48.1)	$(37.3)
Free cash flow	$42.8	$(15.5)	$(19.6)	$(35.4)	$(20.9)	$(90.0)	$27.5	$8.5

(i)	Sustaining capital expenditure includes production stripping and is presented on a cash basis.

(ii)	Growth capital expenditure is net of proceeds from pre-production sales and is presented on a cash basis.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	44

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Cash from Operating Activities before Changes in Non-Cash Operating Working Capital

Our calculation of cash from operating activities before changes in non-cash operating working capital, excluding taxes and finance expenses, on a consolidated basis is provided in the table below.

Consolidated

(in millions of US dollars)	2018			2017			2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net cash from operating activities	$99.5	$56.7	$47.5	$17.4	$33.9	$18.0	$83.6	$60.8
Changes in non-cash operating working capital	$(35.6)	$16.8	$6.3	$10.2	$(10.0)	$(6.8)	$(41.3)	$(12.8)

Cash from operating activities before changes in non-cash operating working capital	$63.9	$73.5	$53.8	$27.6	$23.9	$11.2	$42.3	$48.0

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	45

Overview	Consolidated Performance Review	Segment Performance Review	Liquidity & Capital Resources	Quarterly Financial Highlights	Non-IFRS Financial Measures	Other Information & Advisories

Other Information and Advisories

Changes in Internal Controls over Financial Reporting

During the second quarter of fiscal 2018, there were no changes in our disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures or internal control over financial reporting.

Significant Judgments and Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgments and accounting estimates, refer to note 3 of our audited consolidated financial statements for the year ended January 31, 2017. There have been no subsequent material changes to these significant judgments and accounting estimates.

Changes in Accounting Policies

The accounting policies applied in our consolidated financial statements for the three and six months ended July 31, 2017 are the same as those applied in our audited consolidated financial statements for the year ended January 31, 2017. Refer to note 3 to the condensed consolidated interim financial statements for the three and six months ended July 31, 2017 for information on issued accounting pronouncements that will be effective in future periods.

Risks and Uncertainties

We are subject to a number of risks and uncertainties as a result of our operations. For a comprehensive discussion of these and other risks facing the Company, refer to the section “Risks and Uncertainties” in our most recent Annual Information Form and the section titled “Risks and Uncertainties” in our Management’s Discussion and Analysis for the year ended January 31, 2017, both filed on SEDAR at www.sedar.com. The only significant change to our risks exposure during the three and six months ended July 31, 2017 relates to the risks and uncertainties relating to the Arrangement. For a comprehensive discussion regarding the risks and uncertainties relating to the Arrangement, see our Management Information Circular dated August 15, 2017, which is filed on SEDAR at www.sedar.com.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Management’s Discussion & Analysis	46